UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                          (AMENDMENT NO. __________)*


                             Revett Minerals Inc.
                               (NAME OF ISSUER)

                                  Common Stock
                         (TITLE OF CLASS OF SECURITIES)

                                   761505106
                                 (CUSIP NUMBER)

                               September 18, 2007
             (DATE OF EVENT THAT REQUIRES FILING OF THIS STATEMENT)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                              [    ] Rule 13d-1(b)
                              [ X ] Rule 13d-1(c)
                              [    ] Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 761505106           13G


1.    NAME OF REPORTING PERSONS

            Front Street Investment Management Inc.


2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

      (a)  [     ]
      (b)  [ X ]

3.     SEC USE ONLY

4.    CITIZENSHIP OR PLACE OF ORGANIZATION

            Ontario, Canada



NUMBER OF SHARES
BENEFICIALLY OWNED
BY EACH REPORTING
PERSON WITH:           5.    SOLE VOTING POWER:
                             None.

                       6.    SHARED VOTING POWER:
                             9,428,500

                       7.    SOLE DISPOSITIVE POWER:
                             None

                       8.    SHARED DISPOSITIVE POWER:
                             9,428,500

   9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

            9,428,500

10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [
]

   11.PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

            12.8%

 12. TYPE OF REPORTING PERSON:

             IA

CUSIP NO. 76150510613G


1.    NAME OF REPORTING PERSONS

            Front Street Special Opportunities Canadian Fund Ltd.

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

      (a)  [     ]
      (b)  [ X ]

3.    SEC USE ONLY

4.    CITIZENSHIP OR PLACE OF ORGANIZATION:

            Ontario, Canada


NUMBER OF SHARES
BENEFICIALLY OWNED
BY EACH REPORTING
PERSON WITH:           5.    SOLE VOTING POWER:
                             None.

                       6.    SHARED VOTING POWER:
                             4,015,800

                       7.    SOLE DISPOSITIVE POWER:
                             None

                       8.    SHARED DISPOSITIVE POWER:
                             4,015,800





   9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            4,015,800



10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [   ]



11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

            5.5%



   12.TYPE OF REPORTING PERSON

            CO

CUSIP NO. 761505106    13G



1.    NAME OF REPORTING PERSONS

            Normand G. Lamarche



2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

      (a)   [     ]

      (b)   [ X ]



3.    SEC USE ONLY



4.    CITIZENSHIP OR PLACE OF ORGANIZATION

            Ontario, Canada



NUMBER OF SHARES
BENEFICIALLY OWNED
BY EACH REPORTING
PERSON WITH:           5.    SOLE VOTING POWER:
                             None.

                       6.    SHARED VOTING POWER:
                             9,428,500

                       7.    SOLE DISPOSITIVE POWER:
                             None

                       8.    SHARED DISPOSITIVE POWER:
                             9,428,500

 9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

            9,428,500



 10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [
 ]



 11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

            12.8%



 12.  TYPE OF REPORTING PERSON

             IN

ITEM 1.

(A)   NAME OF ISSUER:   Revett Minerals Inc.

(B)   ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

      11115 East Montgomery, Suite G
      Spokane Valley, Washington 99206


ITEM 2.

(A)   NAMES OF PERSONS FILING:  See Cover Pages, item 1.

(B)   ADDRESS OR PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

      Front Street Investment Management Inc.
      33 Yonge Street, Suite 600
      Toronto, Ontario M5E1G4 Canada

      Front Street Special Opportunities Canadian Fund Ltd.
      c/o Front Street Investment Management Inc.
      33 Yonge Street, Suite 600
      Toronto, Ontario M5E1G4 Canada

      Normand G. Lamarche
      c/o Front Street Investment Management Inc.
      33 Yonge Street, Suite 600
      Toronto, Ontario M5E1G4 Canada


(C)   CITIZENSHIP:  See Cover Pages, item 4.

(D)   TITLE OF CLASS OF SECURITIES:   Common Stock ("Common Stock")

(E)   CUSIP NO.:   761505106

ITEM 3. STATEMENT FILED PURSUANT TO RULES 13D-1(B), OR 13D-2(B) OR (C):

      Not applicable.

ITEM 4. OWNERSHIP

      See Cover Pages, items 5 through 11.

      The approximate percentages of shares of Common Stock reported as beneficially owned by the Reporting Persons (as defined below) are based upon 73,197,703 shares of Common Stock outstanding as of September 1, 2007, as such information was reported by the Issuer on its Form 10 filed on September 21, 2007.

      As of October 23, 2007, (a) Front Street Investment Management Inc., an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, as amended, may be deemed to be the beneficial owner of 9,428,500 shares of Common Stock, of which the Funds (as defined below) hold 9,428,500 shares of Common Stock in the aggregate, (b) Front Street Special Opportunities Canadian Fund Ltd. may be deemed to be the beneficial owner of 4,015,800 shares of Common Stock and (c) Normand G. Lamarche, who serves as the portfolio manager of the Funds on behalf of the Investment Adviser, may be deemed to be the beneficial owner of 9,428,500 shares of Common Stock held by the Funds.

      Collectively, the securities reported in this Schedule 13G are held of record by Front Street Investment Management Inc. on behalf of the following funds or accounts for which it serves as investment adviser:
      Front

      Street Special Opportunities Canadian Fund Ltd. (4,015,800 shares); Front Street Energy and Power Performance Fund Offshore Inc. (75,300 shares); Front Street Resource Hedge Fund Ltd. (1,563,473 shares); Front Street Resources MAC 78 Ltd. (962,527 shares); and Front Street Mining Opportunities Fund (2,811,400 shares) (collectively, the "Funds").

      Front Street Investment Management Inc., Front Street Special Opportunities Canadian Fund Ltd. and Normand G. LaMarche are collectively referred to as the "Reporting Persons" in this Schedule 13G.

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

      Not applicable.

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

      Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON.

      Not applicable.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

      Not applicable.

ITEM 9. NOTICE OF DISSOLUTION OF GROUP.

      Not applicable.

ITEM 10. CERTIFICATIONS.

      By signing below, each of the undersigned certifies that, to the best of his or its individual knowledge and belief, the securities referred to above were not acquired, and are not held, for the purpose, or with the effect, of changing or influencing the control of the issuer of the securities, and were not acquired, and are not held, by the undersigned in connection with, or as a participant in, any transaction having that purpose or effect.

                                   SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement with respect to such entity or individual is true, complete and correct.

Dated: October 28, 2007

                                   FRONT STREET INVESTMENT MANAGEMENT INC.


                                   By: /s/ Gary P. Selke
                                         Name:  Gary P. Selke
                                         Title:    President & CEO

                                   FRONT STREET SPECIAL OPPORTUNITIES CANADIAN
                                   FUND LTD.


                                   By: /s/ Gary P. Selke
                                         Name:  Gary P. Selke
                                         Title:    Director & CFO

                                   NORMAND G. LAMARCHE

                                   /s/Normand G. Lamarche
                                         Name:  Normand G. Lamarche
                                         Capacity: Individually

                                  EXHIBIT 99.1

                             JOINT FILING AGREEMENT


Front Street Investment Management Inc., a corporation existing under the laws of the province of Ontario, Canada, Front Street Special Opportunities Canadian Fund Ltd., a corporation existing under the laws of the province of Ontario, Canada, and Normand G. Lamarche, an individual, hereby agree to file jointly the statement on Schedule 13G to which this Agreement is attached and any amendments thereto which may be deemed necessary, pursuant to Regulation 13D-G under the Securities Exchange Act of 1934.

It is understood and agreed that each of the parties hereto is responsible for the timely filing of such statement and any amendments thereto, and for the completeness and accuracy of the information concerning such party contained therein, but such party is not responsible for the completeness and accuracy of information concerning any other party unless such party knows or has reason to believe such information is inaccurate.

It is understood and agreed that a copy of this Agreement shall be attached as an exhibit to the statement on Schedule 13G, and any amendments thereto, filed on behalf of each of the parties hereto.

Dated: October 28, 2007

                                   FRONT STREET INVESTMENT MANAGEMENT INC.

                                   By: /s/ Gary P. Selke
                                         Name:  Gary P. Selke
                                         Title:    President & CEO

                                   FRONT STREET SPECIAL OPPORTUNITIES CANADIAN
                                   FUND LTD.


                                   By: /s/ Gary P. Selke
                                         Name:  Gary P. Selke
                                         Title:    Director & CFO

                                   NORMAND G. LAMARCHE

                                   /s/Normand G. Lamarche
                                         Name:  Normand G. Lamarche
                                         Capacity: Individually